Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: May 13, 2021

Shapeways Expands Traditional Manufacturing Offerings

•	Extends End-to-End Digital Manufacturing Platform with New Traditional Manufacturing Partners
•	Now Offering Six Traditional Manufacturing Technologies to Service Growing $39 Billion Digital Manufacturing Market
•	Provides Full Traceability Across Digital and Traditional Manufacturing Methods
•	Enables Customers to Scale Seamlessly in Transforming Digital Files into Physical Products

New York, NY – May 13, 2021 – Shapeways, a leading global digital manufacturing platform driven by proprietary software, continues to disrupt the global manufacturing market with the addition of six verified traditional manufacturing technologies as part of its global supply chain of verified printer, materials and global manufacturing partners.

On April 28, 2021, Shapeways entered into an Agreement and Plan of Merger and Reorganization with Galileo Acquisition Corp. (NYSE: GLEO), a special purpose acquisition company, pursuant to which Shapeways will be acquired by Galileo. Upon the closing of the acquisition, the combined company will be named Shapeways Holdings, Inc. and is expected to remain listed on the NYSE. The business combination values Shapeways at a $410 million pro forma enterprise value. The transaction is expected to provide more than $195 million of net proceeds to Shapeways, including a $75 million fully committed common stock PIPE, which implies an equity value of $605 million assuming minimal redemptions by Galileo shareholders.

The merger with Galileo and the expansion of traditional manufacturing offerings complement Shapeways’ vision of making 3D printing and digital manufacturing more accessible than ever. “Shapeways’ goal is to give our customers around the world the flexibility to scale on-demand production seamlessly while maintaining the highest levels of quality,” said Miko Levy, CRO at Shapeways. “By offering more options for production, customized fulfillment and improved supply chain agility for distributing end-use parts, we provide the manufacturing support and continuity needed to skyrocket business success.”

Quality Production Parts at Scale

Shapeways’ customers require high-performance parts for applications in medical, aerospace, industrial, automotive and many more for manufacturing at scale. In expanding its end-to-end digital manufacturing platform, Shapeways has continued to embrace a vendor-agnostic approach to hardware and materials providers offering the following traditional manufacturing capabilities:

•	CNC Machining – subtractive manufacturing process relying on computerized controls to remove materials to create parts

•	Machine Tooling – engineering of jigs and tools to make parts

•	Injection Molding – creating parts by pouring molten liquid into a mold, where the desired parts solidify

•	Vacuum Casting – casting process that uses a vacuum to draw liquid into a mold where the desired structure then is formed

•	Urethane Casting – silicone molds filled with polyurethane

•	Sheet Metal – used to make highly industrial parts for applications in a variety of industries, such as automotive and aerospace

Vendor-Agnostic Verified Partner Network

Shapeways remains agnostic to hardware and material providers, across both additive and traditional manufacturing capabilities. As volume demands intensify, the company can rely on its global network of partners to deliver a mix of manufacturing and service delivery options.

While 3D printing is a highly flexible production option, for example, injection molding can be more suitable for companies on the threshold of mass production. Shapeways facilitates customer potential to manufacture quality products at even the largest scale, whether that includes 3D printing or a conventional technique like CNC machining.

About Shapeways

Shapeways’ digital manufacturing platform offers customers access to high quality manufacturing from start to finish through automation, innovation and digitization. The company’s purpose-built software, wide selection of materials and technologies, and global supply chain lower manufacturing barriers and speed delivery of quality products. Shapeways’ digital manufacturing services have empowered more than one million customers worldwide to produce more than 21 million parts using 11 different technologies and 90 different materials and finishes. Headquartered in New York City, Shapeways has ISO 9001-compliant manufacturing facilities in Long Island City, N.Y., and the Netherlands and a network of innovative partners around the globe. It was founded in 2008 and spun-out of the Lifestyle Incubator of Royal Philips Electronics in 2010. Investors include Lux Capital, Union Square Ventures, Andreessen Horowitz, INKEF Capital, Index Ventures and Hewlett Packard Ventures.

Forward-Looking Statements

This release contains, and certain oral statements made by representatives of Galileo and Shapeways and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Galileo’s and Shapeways’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Galileo’s and Shapeways’ expectations with respect to future performance of Shapeways, anticipated financial impacts of the proposed transaction (the “Transaction”), the anticipated addressable market for Shapeways, the satisfaction of the closing conditions to the Transaction, the pre-money valuation of Shapeways (which is subject to certain inputs that may change prior to the closing of the Transaction and is subject to adjustment after the closing of the Transaction), and the timing of the closing of the Transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Galileo and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) a default by one or more of the investors in the PIPE on its commitment, and Galileo's failure to retain sufficient cash in its trust account or find replacement financing in order to meet the $100,000,000 minimum cash condition in the Merger Agreement; (3) the inability to consummate the Transaction, including due to failure to obtain approval of the shareholders of Galileo or other conditions to the closing in the Merger Agreement; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transaction; (5) the inability to obtain the listing of Galileo’s securities on NYSE following the Transaction; (6) the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; (7) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Shapeways to grow and manage growth economically and hire and retain key employees; (8) costs related to the Transaction; (9) changes in applicable laws or regulations; (10) the effect of the COVID-19 pandemic on Galileo or Shapeways and their ability to consummate the Transaction; (11) the possibility that Galileo or Shapeways may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the registration/proxy statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (the “SEC”) made by Galileo or Shapeways. Galileo and Shapeways caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Galileo or Shapeways undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Galileo. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Galileo undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Information Sources; No Representations

The information in the release does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Galileo derived entirely from Galileo and all information relating to the business, past performance, results of operations and financial condition of Shapeways derived entirely from Shapeways. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this release. To the fullest extent permitted by law in no circumstances will Galileo or Shapeways, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this release, its contents, any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Shapeways has been derived, directly or indirectly, exclusively from Shapeways and has not been independently verified by Galileo.

Important Information About the Transactions and Where to Find It

Galileo and Shapeways will file relevant materials with the SEC, including a Form S-4 registration statement to be filed by Galileo, which will include a prospectus with respect to Galileo’s securities to be issued in connection with the proposed merger and a proxy statement of Galileo with respect to Galileo’s shareholder meeting at which Galileo’s shareholders will be asked to vote on the proposed merger and related matters. GALILEO’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE S-4 AND THE AMENDMENTS THERETO AND OTHER INFORMATION FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT GALILEO, SHAPEWAYS AND THE TRANSACTION. When available, the Proxy Statement contained in the S-4 and other relevant materials for the Transaction will be mailed to shareholders of Galileo as of a record date to be established for voting on the proposed merger and related matters. The preliminary S-4 and Proxy Statement, the final S-4 and definitive Proxy Statement and other relevant materials in connection with the Transaction (when they become available), and any other documents filed by Galileo with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov) or by writing to Galileo at 1049 Park Ave. 14A New York, NY 10028. Information filed with the SEC is also available on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Galileo and Shapeways and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Galileo ordinary shares in respect of the proposed business combination. Galileo shareholders and other interested persons may obtain more detailed information regarding the names and interests in the Transaction of Galileo’s directors and officers in Galileo’s and Shapeways’ filings with the SEC, including when filed, the S-4 and the Proxy Statement. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Contact:

Investor Relations

investors@shapeways.com

Media Relations

press@shapeways.com